October 6, 2009

VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Jennifer Hardy, Esq.

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Petróleo Brasileiro S.A.—Petrobras
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 22, 2009
File No. 1-15106

Petrobras International Finance Company
Form 20-F for the Fiscal Year Ended December 31, 2008
Filed May 22, 2009
File No. 1-33121

Dear Ms. Hardy:

By letter dated August 19, 2009, the Securities and Exchange Commission (the “Commission”) provided certain comments related to the annual reports on Form 20-F filed on May 22, 2009, by Petróleo Brasileiro S.A.—Petrobras (“Petrobras”) and Petrobras International Finance Company (“PifCo,” and together with Petrobras, the “Companies”). The Companies responded by letter dated August 31, 2009, and the Commission responded with follow-up comments by letter dated September 23, 2009. The Companies are submitting herewith, via EDGAR and facsimile, responses to the comments in the Commission’s September 23 letter. For convenience, we have reproduced in italics the staff’s comments and have provided responses immediately below the comments.

Comment

1.           We note that 1) you have opened a representative office in Cuba, 2) your oil exploration and production sharing agreement with Cuba Petroleo allows you to explore oil for seven years and to produce oil and gas if discovered for 25 years and 3) the agreement is with the Cuban national oil company. Please discuss the materiality of these contacts and whether these contacts constitute a material investment risk for your

Ms. Jennifer Hardy, Esq.

security holders. You should address materiality in quantitative terms. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Response to Comment

Petrobras has never had any material assets, material liabilities, revenues or proved reserves associated with its operations in Cuba. At present, Petrobras has only one employee working in its representative office in Cuba, out of a total of approximately 77,000 employees worldwide.

As discussed in our letter of August 31, 2009, Petrobras resumed exploration activities in Cuba on November 11, 2008 under an exploration and production sharing agreement with Cuba Petroleo (“Cupet”) for Block N37. The exploration phase of this agreement will last seven years and is divided into four sub periods of between 18 and 24 months each. This arrangement allows Petrobras to mitigate the risk associated with frontier oil and gas exploration. For example, during the first sub period of 18 months, which is known as a “seismic option,” Petrobras will acquire seismic and other geophysical data about Block N37 and conduct geological studies for a total investment that is not expected to exceed U.S.$6 million. The majority of the U.S.$6 million will be spent in 2009, and will represent approximately 0.2% of Petrobras’ total international expenditures for this year.

Petrobras will not enter into the second sub period of the exploration phase, which will last from May 2010 until May 2012, unless it determines that further investment in Block N37 is warranted based on the results of technical and economic studies completed to date. Petrobras will be required to drill one exploratory well in Block N37 if it decides to enter into the second sub period of the agreement with Cupet. Additional investment in Block N37 after May 2012 will be dependent upon drilling results.

The exploration and production sharing agreement with Cupet allows Petrobras to invest a modest amount in Block N37 during the initial sub periods with the highest amount of geological risk, and conditions future investment upon operational success. Petrobras may produce oil and gas from economically viable discoveries for a period of 25 years following the expiration of the exploration phase of the agreement, and will benefit from a fair profit sharing scale consistent with industry standards. Petrobras believes that the terms of this arrangement, in view of the amounts involved and the likelihood of cost recovery, present a moderate to low investment risk.

It should be noted that other international oil and gas companies in Europe and Asia have also invested in Cuba’s offshore oil and gas frontier in recent years.

Ms. Jennifer Hardy, Esq.

In light of the foregoing, Petrobras views its limited Cuban operations as not constituting a material investment risk for its security holders, or creating a material reputational risk for the company. Petrobras does not believe that investors would consider its Cuban activities to be a material investment risk, either from an economic, financial or reputational point of view.

* * *

The Companies make the following acknowledgments:

•	the Companies are responsible for the adequacy and accuracy of the disclosure in their respective filings;

•	comments of the Commission staff, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	the Companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

Ms. Jennifer Hardy, Esq.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact Francesca Odell at Cleary Gottlieb Steen & Hamilton LLP at (212) 225 2530 (direct) or (212) 225 3999 (facsimile).

Very truly yours,

/s/ Maria Alice Ferreira Deschamps Cavalcanti

Petróleo Brasileiro S.A.—Petrobras

Name: Maria Alice Ferreira Deschamps Cavalcanti

Title:   Executive Officer

/s/ Sérvio Túlio da Rosa Tinoco

Petrobras International Finance Company

Name: Sérvio Túlio da Rosa Tinoco

Title:   Chief Financial Officer

cc:	Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission

Francesca Odell Cleary Gottlieb Steen & Hamilton LLP